                                EXHIBIT NO. 99-D
                        KAMINE/BESICORP NATURAL DAM L.P.
                              Financial Statements
                           December 31, 1995 and 1994
                  (With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Partners

Kamine/Besicorp Natural Dam L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Natural Dam L.P. as of December 31, 1995 and 1994, and the related statements of operations, partners' deficiency, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Natural Dam L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


March 15, 1996

                        KAMINE/BESICORP NATURAL DAM L.P.
                                 Balance Sheets
                           December 31, 1995 and 1994


                             Assets                                    1995         1994


Current assets:
 Cash                                                              $   829,755    2,310,001
 Cash held in escrow                                                   451,145      690,628
 Accounts receivable                                                 1,284,559    1,162,670
 Other receivables                                                       --          52,614
 Prepaid expenses and other current assets
 (note 8)                                                              253,911      528,199
                                                                    ----------   ----------
     Total current assets                                            2,819,370    4,744,112
                                                                    ----------   ----------
Facility under capital lease (note 4)                               71,272,406   72,000,000
 Less accumulated amortization                                       3,694,538       98,495
                                                                    ----------   ----------
     Facility under capital lease, net                              67,577,868   71,901,505
                                                                    ----------   ----------
Other assets:
 Cash held in escrow                                                 3,085,292    3,000,000
 Deferred fuel costs, less accumulated amortization of $331,081
and $47,297 at December 31, 1995 and 1994, respectively (note 7)     1,418,919    1,702,703
                                                                    ----------   ----------
     Total other assets                                              4,504,211    4,702,703
                                                                    ----------   ----------
     Total assets                                                  $74,901,449   81,348,320
                                                                    ----------   ----------
                                                                    ----------   ----------
              Liabilities and Partners' Deficiency
Current liabilities:
 Current installments of long-term debt (note 5)                       452,790      413,293
 Accounts payable                                                      587,784      805,821
 Amounts due to related parties (notes 2 and 8)                        737,936    2,300,423
 Accrued expenses and other current liabilities                        657,570      860,472
 Obligations under capital lease (note 4)                            1,109,419           --
                                                                    ----------   ----------
     Total current liabilities                                       3,545,499    4,380,009
Long-term debt, excluding current installments (note 5)              4,704,331    5,030,267
Obligations under capital lease (note 4)                            71,138,989   72,234,238
Deferred gain on sale of Facility (note 3)                           4,463,861    4,698,797
                                                                    ----------   ----------
     Total liabilities                                              83,852,680   86,343,311
                                                                    ----------   ----------
Partners' deficiency (note 2):
 General partners                                                   (2,783,924)  (1,848,236)
 Limited partners                                                   (6,167,307)  (3,146,755)
                                                                    ----------   ----------
     Total partners' deficiency                                     (8,951,231)  (4,994,991)

Commitments (notes 4, 5, 6 and 7)                                   ----------   ----------
     Total liabilities and partners' deficiency                    $74,901,449   81,348,320
                                                                    ----------   ----------
                                                                    ----------   ----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                            Statements of Operations
                  Years ended December 31, 1995, 1994 and 1993


                                                      1995         1994           1993


Revenues (note 7)                                 $15,014,402   29,843,836     11,457,795
                                                   ----------   ----------     ----------
Operating expenses:
 Depreciation                                              --    2,576,899      1,385,897
 Amortization of asset under capital lease          3,596,043       98,495             --
 Fuel (note 1)                                      1,613,462   10,662,692      5,696,084
 ESA payments (note 7)                                537,293      140,213          --
 Operations and maintenance (note 7)                  802,311    1,691,118        844,452
 Overhaul (note 7)                                         --      629,200        372,336
 Administrative fee (notes 2 and 8)                   318,786      307,980        101,425
 Insurance                                            304,614      327,428        117,223
 Amortization of financing costs (note 1)                  --      228,537        117,204
 Amortization of fuel costs                           283,784       47,297             --
 Utilities                                            290,519      370,692        199,851
 Property taxes                                       247,482      260,157        121,596
 Late fees (note 7)                                        --      210,000             --
 Other                                                163,177       51,185         35,833
                                                   ----------   ----------     ----------
     Total operating expenses                       8,157,471   17,601,893      8,991,901
                                                   ----------   ----------     ----------
     Income from operations                         6,856,931   12,241,943      2,465,894
                                                   ----------   ----------     ----------
Other income (expense):
 Interest expense                                  (9,239,248)  (8,455,465)    (3,206,341)
 Interest income                                      201,657       87,033         13,446
 Gain on sale of Facility (note 3)                    234,936        6,437             --
 Other income                                         234,635      229,307             --
                                                   ----------   ----------     ----------
     Total other expense                           (8,568,020)  (8,132,688)    (3,192,895)
                                                   ----------   ----------     ----------
     (Loss) income before extraordinary item       (1,711,089)   4,109,255       (727,001)
Extraordinary item (note 1)                                --   (2,760,162)            --
                                                   ----------   ----------     ----------
     Net (loss) income                            $(1,711,089)   1,349,093       (727,001)
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                       Statements of Partners' Deficiency
                  Years ended December 31, 1995, 1994 and 1993


                                                    General      Limited         Total
                                                    partners     partners


Partners' equity at December 31, 1992             $        --          250            250
Partners' distributions (note 2)                     (789,953)  (1,345,058)    (2,135,011)
Net loss (note 2)                                    (268,990)    (458,011)      (727,001)
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1993          (1,058,943)  (1,802,819)    (2,861,762)
Partners' distributions (note 2)                   (1,288,457)  (2,193,865)    (3,482,322)
Net income (note 2)                                   499,164      849,929      1,349,093
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1994          (1,848,236)  (3,146,755)    (4,994,991)
Partners' distributions (note 2)                     (698,244)  (1,546,907)    (2,245,151)
Partnership restructuring (note 2)                    294,704     (294,704)            --
Net loss (note 2)                                    (532,148)  (1,178,941)    (1,711,089)
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1995         $(2,783,924)  (6,167,307)    (8,951,231)
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1995, 1994 and 1993

                                                               1995        1994            1993

Cash flows from operating activities:
 Net (loss) income                                         $(1,711,089)   1,349,093        (727,001)
 Adjustments to reconcile net (loss) income to net cash
provided by operating activities:
    Depreciation                                                    --    2,576,899       1,385,897
    Amortization of Facility under capital lease             3,596,043       98,495              --
    Amortization of deferred financing costs (including
     write-off of balance of deferred financing cost)               --    2,988,699         117,204
    Amortization of fuel costs                                 283,784       47,297              --
    Amortization of deferred gain                             (234,936)      (6,437)             --
    Changes in operating assets and liabilities:
    Decrease (increase) in escrow accounts                     154,191   (3,514,361)       (176,267)
    (Increase) decrease in receivables                         (69,275)   1,711,913      (2,927,197)
    Decrease (increase) in prepaid expenses and other
      current assets                                           274,288     (192,148)       (336,051)
    Increase in deferred fuel costs                                 --   (1,750,000)             --
    Decrease (increase) in other assets                             --      132,885        (132,885)
    Decrease in accounts payable                              (218,037)  (2,462,613)     (1,948,083)
    (Decrease) increase in due to related parties           (1,562,487)      88,987       2,205,136
    (Decrease) increase in accrued expenses and other
      current liabilities                                     (202,902)  (1,581,385)        436,218
    (Decrease) increase in deferred revenue                         --   (2,254,686)      2,254,686
    Increase in accrued interest under capital lease           741,764      234,238              --
    Increase in deferred gain on sale of Facility                   --    4,705,234              --
                                                            ----------  -----------     -----------
    Net cash provided by operating activities                1,051,344    2,172,110         151,657
                                                            ----------  -----------     -----------
Cash flows from investing activities:
 Purchase and construction of plant and equipment                   --           --     (21,478,064)
 Proceeds from sale of Facility, net                                --   70,037,297              --
 Deferred gain on sale of Facility                                  --   (4,705,234)             --
                                                            ----------  -----------     -----------
          Net cash provided by (used in) investing
           activities                                               --   65,332,063     (21,478,064)
                                                            ----------  -----------     -----------
Cash flows from financing activities:
 Proceeds from construction loan                                    --           --      25,320,385
 Payments on construction loan                                      --  (68,596,205)       (155,173)
 Proceeds from long-term debt                                1,306,590    5,443,560              --
 Payments on long-term debt                                 (1,593,029)          --              --
 Partners' distributions                                    (2,245,151)  (3,482,322)     (2,135,011)
 Increase in deferred financing cost                                --           --        (263,249)
                                                            ----------  -----------     -----------
          Net cash (used in) provided by financing
           activities                                       (2,531,590) (66,634,967)     22,766,952
                                                            ----------  -----------     -----------
          (Decrease) increase in cash                       (1,480,246)     869,206       1,440,545
Cash at beginning of year                                    2,310,001    1,440,795             250
                                                            ----------  -----------     -----------
Cash at end of year                                        $   829,755    2,310,001       1,440,795
                                                            ----------  -----------     -----------
                                                            ----------  -----------     -----------
Supplemental disclosure of cash flow information - cash
paid during the year for interest, net of amount
capitalized ($2,054,134 capitalized in 1993)               $ 7,842,604    8,204,611       3,146,198
                                                            ----------  -----------     -----------
                                                            ----------  -----------     -----------
Noncash investing and financing activities:
 Capital lease                                             $        --   72,000,000              --
                                                            ----------  -----------     -----------
                                                            ----------  -----------     -----------
 Capital lease repricing adjustment                        $   727,594           --              --
                                                            ----------  -----------     -----------
                                                            ----------  -----------     -----------
See accompanying notes to financial statements.


KAMINE/BESICORP NATURAL DAM L.P.

Notes to Financial Statements

December 31, 1995 and 1994



(1)   Organization and Summary of Significant Accounting Policies

      Organization

      Kamine/Besicorp Natural Dam L.P. (the Partnership) is a Delaware limited partnership formed on August 1, 1991. The Partnership was organized for the purpose of constructing, owning and operating a 49-megawatt cogeneration facility (the Facility) on premises leased from James River Paper Company, Inc. (James River) in Gouverneur, New York. The Facility is operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

      The general partners of the Partnership are Kamine Natural Dam Cogen Co., Inc. (KNDCCI) and Beta Natural Dam, Inc. (a subsidiary of Besicorp Group, Inc. (Besicorp)), which retain a 16% and 21% interest in the Partnership, respectively. The limited partners are Kamine Development Corp. (KDC) and Beta N Limited (a subsidiary of Besicorp), which retain a 34% and 29% interest in the Partnership, respectively. On May 3, 1995, KNDCCI restructured its 16% general partner interest in the project to a 5.9% limited partner interest and a 10.1% general partner interest. KDC and KNDCCI assigned the economic rights of their limited partner interests in the Partnership to a trust, with Chemical Bank as trustee, on May 3, 1995.

      The Facility began commercial operations on July 6, 1993. Prior to July 6, 1993, the Facility was under construction, with its only activities consisting of expenditures for construction, financing and other related costs. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 98% of total revenues in 1995, 1994 and 1993.

      The Partnership conveyed ownership of the Facility to the St. Lawrence County Industrial Development Agency (IDA). The tax-exempt status of the IDA exempts the project from property taxes during IDA ownership. Payments in lieu of real property taxes (PILOT) are made to the IDA under a PILOT Agreement. The IDA has appointed the Partnership as its agent and was to convey the Facility to the Partnership in accordance with an installment sale agreement.

      The Partnership's interest in the Facility was sold to General Electric Capital Corporation (GECC) on December 22, 1994 and leased back by the Partnership. GECC entered into a Trust Agreement with Manufacturers and Traders Trust Company (M&T) as of December 9, 1994 to engage M&T as Owner Trustee. In connection with the sale of the Partnership's interest in the Facility, the installment sale agreement was assigned to M&T.

      Summary of Significant Accounting Policies

      Plant and Equipment

      Prior to the sale of the Partnership's interest in the Facility, plant and equipment was stated at cost, less accumulated depreciation. Maintenance and repairs which did not enhance the value or increase the basic productive capacity of the asset were charged to operations as incurred. Depreciation of assets is computed on a straight-line basis over their useful lives of 25 years, commencing on the date the Facility was placed into service.

(1)   Organization and Summary of Significant Accounting Policies, cont.

      Summary of Significant Accounting Policies, cont.

      Plant and Equipment, cont.

      Effective November 3, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 7). The effect of this change in estimate was immaterial to the 1994 statement of operations.

      At the sale date, the net book value of $65,332,063 was recorded as a cost of the sale.

      Amortization of Capital Lease

      Amortization of the Facility under capital lease is computed using the straight-line method over the lease term.

      Deferred Financing Costs

      The deferred financing costs were being amortized on a straight-line basis over the life of the expected permanent financing, which was 13 years. Amortization charged to operations for the years ended December 31, 1994 and 1993 was $228,537 and $117,204, respectively, commencing on the date the Facility was placed into service.

      On the date of sale of the Facility to GECC, the term loans were repaid and the unamortized deferred financing costs of $2,760,162 were expensed and recorded as an extraordinary item in connection with the early retirement of debt.

      Deferred Fuel Cost

      The cost associated with modifying the fuel arrangements until January 1, 2001 to accommodate revised PPA terms (see note 7) is deferred and amortized during the period from November 1, 1994 (the date the modifications became effective) through December 31, 2000.

      Revenue Recognition

      Electric and thermal energy revenues are recognized as earned. Revenues from the operation of the Facility began on July 6, 1993.

      Gain on Sale

      The gain from the sale of the Facility has been deferred and is being recognized on a straight-line basis over the lease term.

(1)   Organization and Summary of Significant Accounting Policies, cont.

      Summary of Significant Accounting Policies, cont.

      Income Taxes

      Income taxes will not be provided for since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

      Fuel Sales

      Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to disposition of such excess capacity in 1995, 1994 and 1993 totaled $34,292, $436,583 and $74,984, respectively.

      Escrow Accounts

      An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is United Jersey Bank. Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as escrow accounts. The escrow accounts at December 31, 1995 consist of a current account principally for the payment of taxes and two long-term accounts - a reserve for lease payments and an escrow account for restart costs of the Facility (expected to be incurred in late 2000).

      Financial Instruments

      Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of such instruments. The carrying amount of the Tranche B Term Loans approximates fair value based on a recent amendment to such agreement in December 1995, which fixed the interest rate at 10.21%. Management believes that the carrying amount of other long-term debt approximates fair value based on rates that would be offered to the Partnership for debt with similar maturities and characteristics.

      Use of Estimates

      In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

(1)   Organization and Summary of Significant Accounting Policies, cont.

      Summary of Significant Accounting Policies, cont.

      Use of Estimates, cont.

      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

      Risks and Uncertainties

      The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

      The regulated investor-owned utility industry is presently subject to considerable market pressures and changes in the Federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sell its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York setting forth numerous restructuring proposals, including a significant reduction on the price for power purchased from independent power producers currently under contract with NIMO. The Partnership expects many of NIMO's proposals to be strongly contested, including the significant reduction on the price for power. NIMO has also stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. The outcome of the industry trends, regulatory changes, the NIMO filing and NIMO's financial viability cannot presently be determined.

(2)   Allocation of Income, Losses and Cash Distributions

      A separate capital account is established and maintained for each partner. Each account shall be (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, and any increase in such partner's share of the liabilities of the Partnership and the amount of the Partnership's liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any of the Partnership's assets distributed to such partner, the amount of losses allocated to such partner, and any decrease in such partner's share of the liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

      Profits and losses for any calendar year or portion of such year are allocated among the partners in proportion to their percentage ownership interests, the exception being that any net losses of the Partnership will be allocated among the partners in accordance with the positive balances in their capital accounts, and thereafter any remaining losses will be allocated according to the percentages of ownership.

(2)   Allocation of Income, Losses and Cash Distributions, cont.

      The partners' capital accounts were restructured in 1995 to reflect KNDCCI's change in its general partner interest from a 16.0% general partner interest to 10.1%, in exchange for a 5.9% limited partner interest. The net effect of this change is a $294,704 decrease in the general partners' deficiency account balance and a similar increase in the limited partners' deficiency account balance.

      Net cash flow, as defined, for each calendar quarter is distributed to the partners in accordance with their percentage ownership interests. In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a .81% (.75% plus 7.5% surcharge thereon) rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. Partners' distributions in 1995, 1994 and 1993 were for payment of such taxes, as well as net cash flow distributions.

      The limited partners have a deficiency in their partners' capital account balance as a result of distributions over their proportionate share of net income. Management anticipates that the deficiencies in the limited partners' capital account balance will reverse in subsequent years.

      In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates receive an administrative fee of $300,000 per annum (escalated for changes in an Employment Cost Index), development fees and certain other project management cost reimbursements under various contractual agreements.

(3)   Sale of Facility

      The Partnership's interest in the Facility was sold on December 22, 1994 to GECC for $72,000,000. Proceeds from the sale were used to repay the outstanding loans, pay a fee to GECC and to partially fund transaction costs. A gain on sale of $4,705,234 was deferred and is being recognized over the term of the lease. In 1995 and 1994, $234,936 and $6,437, respectively, of the gain was recognized.

(4)   Lease of Facility

      The Partnership entered into a Lease Agreement with M&T on December 22, 1994 to lease the Facility for 20 years with an option to renew for up to eight years at a fair market rental value. The lease is recorded as a capital lease. The lease was subject to repricing to account for changes in assumptions and estimated costs related to certain transaction expenses and the construction costs of other equipment.

      On December 20, 1995 (the repricing date), construction of other equipment was completed and all rights, title and interest in such equipment was transferred to M&T. In addition, the rental payments were revised on the repricing date

(4)   Lease of Facility, cont.

      to account for the changes in assumptions and estimated costs. As a result of the change in rental payments, the Facility under capital lease and related lease obligation were decreased by $727,594 on December 20, 1995.

      At December 31, 1995, the future minimum annual lease payments for the capital lease obligation are as follows:




1996                                        $  9,700,570
1997                                           9,700,570
1998                                           9,700,570
1999                                           9,700,570
2000                                           9,700,570
Thereafter                                   129,407,414
                                             -----------
                                             177,910,264
Less interest                                106,403,620
                                             -----------
     Future minimum annual lease payments   $ 71,506,644
                                             -----------
                                             -----------







      The lease payments made in 1995 were interest only as the payments under the lease were less than the imputed interest under the lease capitalization.

      Included in obligations under capital leases at December 31, 1995 and 1994 is accrued interest of $741,764 and $234,238, respectively.

(5)   Financing

      Construction financing was provided by GECC, with the Facility serving as collateral. Under the Construction Loan Agreement, GECC made cost-of-improvement building loans, as defined, up to an aggregate principal amount of $57,146,000. In addition, GECC made related project loans, as defined, up to an aggregate principal amount of $21,254,000. The maturity date of all borrowings under the Construction Loan Agreement was the earlier of (a) October 1, 1993; or (b) the date of final acceptance, as defined. A 1% commitment fee was required to secure the loan facility. Interest was charged at the greater of the Bankers Trust Company prime rate plus 1.5% or an average 30-day LIBOR rate plus 0.5%. An interest rate protection instrument was arranged with The Chase Manhattan Bank (National Association) which would have reimbursed interest paid if the Bankers Trust Company prime rate exceeded 8.0% based on an agreed-upon estimated construction loan drawdown schedule which covered the expected construction period. This interest rate protection instrument expired on July 31, 1993.

(5)   Financing, cont.

      The Construction Loan Agreement was subsequently amended to extend its maturity date to December 31, 1994 and to implement terms on an interim basis consistent with permanent financing as provided for in the project documents as of October 1, 1993. These terms provided for a 13-year loan with quarterly payments commencing on December 31, 1994 with a fixed interest rate of 11.38%. In addition, GECC received supplemental payments to enable achievement of target yields. GECC also was to receive 10% of the net cash flow, as defined, of the project after the permanent term loan was repaid.

      The Partnership and GECC entered into a Working Capital Agreement on August 16, 1993 which provided a working capital facility in a maximum amount of $3,000,000. GECC received a commitment fee paid quarterly in arrears equal to 3/8% per annum of the average daily amount of the undrawn portion of the working capital line of credit during such quarter. Borrowings incurred interest daily at a rate per annum equal to GECC's 30-day Commercial Paper Rate plus 4.5%. This agreement was terminated on the date of the sale of the Facility.

      On December 22, 1994, the construction loans were repaid from the proceeds of the sale of the Facility.

      On December 9, 1994 a Term Loan, a Working Capital and Letter of Credit Financing Agreement was entered into with GECC. It provided for a Tranche A Term Loan for up to $1,500,000 to fund construction for certain alterations to the Facility, which were purchased by GECC. In connection therewith, the Tranche A Term Loan was repaid in December 1995 ($65,094 was outstanding at December 31,
1994). In addition, a Tranche B Term Loan for up to $4,500,000 ($3,597,685 and $3,628,466 outstanding at December 31, 1995 and 1994, respectively) was provided to fund transaction costs not funded by the sale proceeds, operator demobilization costs and an initial lease reserve amount which will be repaid over 12 years. A loan was provided for $1,750,000 ($1,559,436 and $1,750,000 outstanding at December 31, 1995 and 1994, respectively) to fund the payment made to Norcen Energy Resources Limited (NORCEN), formerly North Canadian Marketing Inc. (see note 7) pursuant to the Second Amendment to the Gas Purchase Agreement which will be repaid over six years. The Tranche A and B Term Loans carry an interest rate based on either the Commercial Paper Rate or the annual yield on ten-year U.S. Treasury obligations, as defined in the agreement, plus 4.5%. The interest rate on the $1,750,000 loan is at 12.49%. An amendment to the Tranche B Term Loans was entered into on December 20, 1995, which fixed the interest rate at 10.21% effective December 1, 1995. A Working Capital Commitment of $3,000,000 is available to the Partnership as well as up to $5,000,000 for letters of credit related to fuel obligations. At December 31, 1995 and 1994, there were no borrowings outstanding under the Working Capital Commitment. At December 31, 1995, the Partnership had open letters of credit of $1,450,000.

(5)   Financing, cont.

      The total amounts of long-term debt due during each of the next five years are as follows:





Year ending December 31:
     1996                           $  452,790
     1997                              472,347
     1998                              530,502
     1999                              595,892
     2000                              668,457
                                     ---------
                                     ---------







(6)   Lease of Land

      The Facility is on a parcel of land owned by James River adjacent to its paper mill. The land is leased to the Partnership. In 1994, the lease was amended to extend the term to 45 years from the start of commercial operation. The rental payment is nominal for the first five years, then $200,000 per year for years six through 25 and nominal thereafter. The lease has been assigned to M&T in connection with the sale of the Facility.

(7)   Commitments

      An affiliate of the Partnership entered into a PPA with NIMO dated as of December 4, 1987, with amendments dated August 28, 1989, October 19, 1990 and September 26, 1991. The PPA was assigned to the Partnership on November 1, 1991. NIMO agreed to purchase all electricity generated by the Facility for the term of 25 years from the date of commercial operation.

      In 1993, the Partnership entered into an amendment to the PPA which required payments on different bases during defined periods. During Period 1, as defined, NIMO was to pay $60.00 per megawatt-hour for the first 400,000 megawatt-hours per year, with the difference between $60.00 and the contract schedule avoided cost rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). Period 1 was to continue until the adjustment account equaled zero. During Period 2, as defined, NIMO was to purchase electricity at 95% of the contract schedule avoided cost rates for the first 400,000 megawatt-hours per year with the difference between those amounts and 95% of the actual avoided cost tariff rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). Period 2 was to continue until the 15th anniversary of commercial operation. During Period 3, as defined, NIMO was to

(7)   Commitments, cont.

      purchase the electricity at 90% of the actual avoided cost tariff rates plus or minus an adjustment defined in the agreement to reduce the adjustment account to zero by the end of the term of the PPA. During all periods, amounts in excess of 400,000 megawatt-hours per year were to be purchased by NIMO at the actual energy-only avoided cost tariff rate. The adjustment account balance was secured by a lien on the Facility that was subordinate to GECC's security.

      An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 3, 1994. The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from November 3, 1994. In addition, during the period through January 1, 2001, the Facility is expected to be on standby availability and will not generate electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. Also, the NIMO adjustment account of $3,442,209 at November 3, 1994 was eliminated and was included in 1994 revenues as a result of the amended and restated PPA. In addition, the Partnership became obligated to pay NIMO $210,000 for commencing the PPA after August 4, 1994.

      The Partnership is to receive annual capacity payments from NIMO which it expects to be more than sufficient to cover debt service and fixed costs during the standby availability period.

      The Partnership entered into an Energy Service Agreement (ESA) with James River dated as of November 29, 1991 and amended and restated as of October 21, 1994. James River will purchase mill requirements for steam from the Facility for the term of 45 years from the start of commercial operation, at a price set forth in and adjusted pursuant to the amended and restated ESA, which will be multiplied by .5 for the first five years of operation and none thereafter.

      The Partnership entered into an Operation and Maintenance Agreement (O&M Agreement) with Stewart & Stevenson Operations, Inc. (the Operator) dated as of November 1, 1991. The O&M Agreement was amended and restated as of October 21, 1994 to conform with the plan for operations associated with the amended and restated PPA. Under the amended agreement, the Operator will operate and maintain the Facility for a period of 12 years and one successive six-year term, unless 12 months' prior notice is given by the Partnership to the Operator. While the Facility is on standby, compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per equivalent operating hour, as defined, per year escalated by producer price index (PPI) plus letter of credit fees and insurance premium less interruption payments. When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year for major facility overhauls, both amounts subject to escalation for PPI. In addition, the Operator will be reimbursed for demobilization costs of up to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST). This agreement also provided for the

(7)   Commitments, cont.

      Partnership to pay the Operator a mobilization fee, as defined, of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date, as defined. In addition, this agreement provided for the Operator to receive a bonus or be obligated to pay a penalty based on a performance factor, as defined.

      The Partnership has entered into various contracts for the supply and transportation of natural gas to the project. Natural gas will be supplied by NORCEN. Transportation of natural gas by pipelines will be by TransCanada Pipelines Limited (TCPL) from a point near the Alberta/Saskatchewan border to the Province of Quebec near the Canada/U.S. border; by the Iroquois Gas Transmission System, L.P. to the Route 58 gate station connection with St. Lawrence Gas Company, Inc. in upstate New York; and by St. Lawrence Gas Company, Inc. to the Facility. In 1994, the gas supply agreement with NORCEN was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to NORCEN. In connection with the amended and restated agreement, the Partnership paid NORCEN $1,750,000. The unamortized cost is included in deferred fuel cost at December 31, 1995 and 1994. In addition, the Facility has the capacity to utilize Number 2 heating oil as an alternative fuel. The Partnership maintains an open account with Sprague Energy to purchase such fuel.

      The aforementioned agreements have been assigned to M&T in connection with the sale of the Facility.

      On July 19, 1995 the Partnership entered into a Guarantee Agreement with GECC to induce, execute and deliver a $4,000,000 Pipeline Loan Agreement with St. Lawrence Gas Company, Inc. Under the Guarantee Agreement, the Partnership has unconditionally guaranteed the payment of principal and interest ($3,906,805 outstanding at December 31, 1995) on the Pipeline Loan Agreement and all other amounts due GECC under such agreement.

(8)   Related-party Transactions

      Developers' reimbursables, as defined, of $1,000,000 were paid to affiliated companies of the general partners during the construction of the Facility. The developers were paid $750,000 of development fees related to achievement of the gas transportation lock-up date and $1,750,000 at implementation of permanent financing terms.

      The general partners were paid a construction monitoring fee of $500,000 during the construction of the Facility. Additional development fees of $610,473 were paid to the developers in 1994.

      Affiliates of the general partners receive an administrative fee for managing the operations of the Partnership. The administrative fee for 1995, 1994 and 1993 was $318,786, $307,980 and $101,425, respectively.



(8)   Related-party Transactions, cont.

      On December 9, 1994, the Partnership entered into an interfacility loan agreement with Kamine/Besicorp South Glens Falls L.P. (KBSGF) and Kamine/Besicorp Carthage L.P. (KBC). The agreement allows the Partnership to borrow funds or advance funds to the extent of available cash, as defined in the loan agreement. Such loans to or from either KBSGF or KBC are required when there are insufficient funds available to pay certain current obligations. At December 31, 1995 and 1994, there were no outstanding amounts due to or from KBSGF or KBC.

      The Partnership advanced $177,489 to Kamine/Besicorp GlenCarthage Partnership which is included in prepaid expenses and other current assets at December 31, 1994. Such amount was received in January 1995.